EXHIBIT 99.2

News release…

Date: 14 April 2005
Ref: PR413g

Annual General Meeting

Rio Tinto chairman Paul Skinner told shareholders today that 2004 had been a record year for the company.

“Adjusted earnings in 2004 were a record US$2.2 billion underlining the quality of our asset portfolio which has been developed over many years on the basis of a long term commitment to shareholder value.”

The company has increased its dividend by 20 per cent to 77 US cents per share, reflecting the Board’s confidence in the company’s future growth prospects.

Mr Skinner commented that continuing underlying growth in demand is expected in 2005 in Rio Tinto’s markets and the company has a substantial investment programme under way.

The chairman said during 2004 he had visited many of the Group’s operating locations.

“I have been impressed not only with the scale and complexity of the operations themselves but also with the skill and commitment of our management and people.”

Chief executive Leigh Clifford said Rio Tinto was benefiting from a very strong business environment as developing countries, especially China, increased demand for metals and minerals, and mature economies, including the US, enjoyed relatively solid economic growth.

“While we operate in a rapidly changing environment, I believe we are alert to the challenges and have the team capable of responding to them all. We have many options for investing in our future growth,” he declared.

Below is a transcript of both speeches.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Opening remarks by the chairman, Paul Skinner

“Good morning ladies and gentlemen. I am very pleased to welcome you to this year’s Annual General Meeting.

Directors

All of our directors are here this morning and on your chair is a plan of the Board seating arrangements. I should like to begin by welcoming three new colleagues to the Board, all of whom are standing for election today.

Richard Goodmanson, who is executive vice president and chief operating officer of DuPont in the US, was appointed on 1 December 2004. Ashton Calvert, former secretary of the Department of Foreign Affairs and Trade of the Commonwealth of Australia, and Vivienne Cox, executive vice president of BP for Integrated Supply and Trading and also for Gas Power and Renewables, were both appointed on 1 February 2005.

We also announced recently that in September this year, Rod Eddington, who is currently chief executive of British Airways, will join the board. He will return to Australia later this year, following his retirement from British Airways. Rod will stand for election at next year’s meeting.

Each of these individuals adds to the overall skill and experience of the Rio Tinto boards, which is a vital underpinning of our high standard of corporate governance. Maintaining a well qualified and effective board is an important priority – particularly for me as chairman.

I would also like to take this opportunity of thanking our retiring directors, Sir Richard Giordano, Leon Davis and John Morschel, all of whom have been outstanding contributors both to the board and to the company’s continuing success. I should particularly like to thank Dick and Leon as deputy chairmen for the support they gave me in my first year in office. Their long experience of the Group was invaluable in the transition period. Rio Tinto has benefited greatly throughout their periods in office and we owe them a lot.

On a sad note we were all shocked by the sudden death in January of Bob Adams, our executive director for Planning and Development. During 35 years of service Bob was a key figure in building Rio Tinto into a leading international mining group. He was respected and liked by all who knew him and his wise counsel and advice are sorely missed.

Results

Before we proceed with the formal part of the agenda, Leigh Clifford and I will say a few words about Rio Tinto’s business, our current projects and operations.

Adjusted earnings in 2004 were a record 2.2 billion US dollars. The US dollar is our reporting currency and we will use this throughout the presentation. Earnings increased by more than 60 per cent over 2003, exceeding the previous high of 1.7 billion dollars achieved in 2001. An important factor is the strength in metal and minerals demand across the world - China has been a major factor. Commodity prices were higher across the board in 2004 and the US dollar was more stable against our main producing currencies than was the case in 2003.

The results also underline the quality of our asset portfolio, which has been developed over many years on the basis of a long term commitment to shareholder value.

Total cash flow from operations, including dividends from joint ventures and associates, was also a record at 4.4 billion dollars, 28 per cent higher than in 2003.

An active portfolio management programme, focused on the disposal of a number of non-core assets, generated an additional 1.5 billion dollars in cash. This has further strengthened our balance sheet.

Dividends

Investments over recent years have created a solid platform for the future. This, coupled with a positive view of our growth prospects, gave the board the confidence to increase our annual dividend to 77 cents per share for 2004, an increase of 20 per cent from 2003.

This means that the 2005 interim dividend payable in September can be expected to be 38.5 cents per share.

We intend to maintain our progressive dividend policy from this higher base. The current strength of the Group’s cash flow means that, in addition to comfortably funding the current and planned investments, capital can be returned to shareholders without reducing our flexibility to pursue other development opportunities.

Subject to market conditions, and of course shareholder approval, our intention is to return up to 1.5 billion dollars of capital to shareholders during the course of this year and 2006 through a share buyback programme. We are taking the first steps in this programme with an off market buyback of Rio Tinto Limited shares in Australia. Details of that buyback are being mailed to Rio Tinto Limited shareholders this week.

Sustainable development

A sustainable business also requires commitment to social and environmental performance alongside delivery of consistently strong financial results. While much remains to be done in this area we are very encouraged by the progress we have made.

Our sustainable development programmes are responding positively to a range of issues including biodiversity, climate change, HIV/AIDS and water usage. The Group’s approach to social and environmental responsibility helps to sustain our pipeline of project opportunities and established operations in many countries. It has a business case that I believe is compelling and brings benefits to all phases of our operations.

Details of our 2004 results are set out in our year end publications, the Annual report and financial statements, the Annual review and the Sustainable development review. You should have all received copies of the last two and additional copies of all these documents are available outside for anyone who would like them.

Outlook

Regarding the outlook, we foresee continuing underlying demand growth for metals and minerals in 2005.

In this environment, we expect that prices for most metals and minerals will remain above the long term trend this year, although there may be some short term volatility. The future direction of the US dollar relative to our producing currencies remains an uncertainty and will inevitably have an impact on earnings.

We are fortunate to have a set of high quality investment opportunities within our existing portfolio and in 2005 and 2006 we will continue to invest at a high rate in our existing businesses. This will further strengthen our base for the future. We also have the financial strength to take advantage of other value creating opportunities that may arise.

Thanks

In 2004 I visited many of our operating locations. I have been impressed not only with the scale and complexity of the operations themselves but the skill and commitment of our management and their people.

I would therefore like to acknowledge today the hard work and dedication of the Group’s employees throughout the world in 2004. We value everyone’s contribution. Their commitment to Rio Tinto’s core values underpins the strong results they continue to deliver for you – our shareholders.

Ladies and gentlemen, I believe Rio Tinto has an excellent portfolio of mining assets, to which we added further in 2004, and we are well positioned for the future.

At this point let me ask Leigh to comment on our performance in 2004 and the future direction of the Group.”

Remarks by the chief executive, Leigh Clifford

“Thanks Paul, and good morning ladies and gentlemen.

Results

As the chairman pointed out, 2004 was a very good year. Our six product groups all increased earnings compared with the previous year.

Iron ore earnings were 14 per cent higher than in 2003. We benefited here from higher prices and very strong demand – although we had to cope with extensive disruptions early in the year from a major tropical cyclone.

The Energy group enjoyed significantly better prices in the second half of the year and the ramp up of production from the Hail Creek coking coal mine into a strong market proved very timely.

The Industrial Minerals group enjoyed a much better year than in 2003 as a result of higher prices and good operating performance. Looking forward, we see signs of improvement in the titanium dioxide feedstock markets after several years of oversupply.

The operating performance of the Aluminium group improved with higher prices and the early start up of the Comalco Alumina Refinery demonstrated the value of successful project management.

The Copper group contribution nearly doubled, notwithstanding the absence of earnings during most of the year from our interest in the Grasberg mine and the sale of non-core assets.

Finally, in Diamonds, Diavik’s first full year was a strong one, and in spite of lower output at Argyle, the group’s earnings were 50 per cent higher.

The overall result was the highest achieved by Rio Tinto as you can see in this chart.

The current market for metals and minerals is the most favourable from a producer perspective for 20 years. As a result, several of our businesses are stretching their production limits to meet demand. This puts significant pressure on our people, plant and equipment.

It is gratifying that in this climate, alongside our operational and financial achievements, we saw a further marked improvement in the Group’s safety record in 2004. Even so, our goal of zero injuries remains and there is much still to be done.

Costs

Strong market conditions for our products have translated into high demand for the services and consumables we use. This builds cost pressures on our businesses as prices of these inputs rise.

Higher input prices and costs are usual at this stage of the economic cycle. To meet the demands of our customers, we are pushing our assets harder than is optimal for cost management. However, it makes sense from a value perspective, as the cost effects are more than offset by higher revenues.

Costs were also impacted in 2004 by a few one-offs, including the restoration of production capacity at Grasberg in Indonesia and the effects of cyclone Monty in Western Australia

Strategy

We keep our strategic direction under regular review and the board is fully engaged in the process. Our prime focus is on mining large, long life, low cost ore bodies. We recognise that medium term growth will come largely from further development of assets we already own.

Today’s mining industry is highly competitive and Rio Tinto needs to improve continually in order to keep ahead. Our fundamental principles will not change, but we do contemplate some changes in emphasis.

While historically the decentralised model of Rio Tinto has delivered enormous benefits, to keep improving we are putting greater emphasis on leveraging Rio Tinto’s global scale and specialist skills. We need to continue to improve how we operate, recognising that operational excellence and commercial acumen go hand in hand.

To prepare for the way forward, in 2004 I announced a major reallocation of product group responsibilities.

With the retirement of David Klingner as head of Exploration and Chris Renwick as chief executive, Iron Ore, Tom Albanese moved to Copper and Exploration, Sam Walsh to Iron Ore, Oscar Groeneveld to Aluminium, and Andrew Mackenzie was recruited to head Industrial Minerals.

Preston Chiaro and Keith Johnson continue as chief executives of Energy and Diamonds respectively. Ian Smith, who was Comalco’s managing director of smelting, takes over from John O’Reilly as head of Technology in May.

Projects

Capital spending on new projects has been rising steadily in the last few years as we have developed a number of high quality greenfield projects and some major brownfield extensions.

In 2004, capital expenditure was 2.2 billion dollars. We expect capital expenditure to be at of this order in 2005 and 2006, if not higher, depending on the timing of project approvals.

We have recently completed three development projects – Hail Creek, HIsmelt and the Comalco Alumina Refinery – all in Australia. Currently we have ten others under way, and three more were approved late in 2004. In addition, we have development studies progressing on 15 more projects.

Over the past year we have transferred five projects from exploration to the product groups where the necessary skills can be applied to take them through to the next level of evaluation.

Some of these are large and exciting projects, for example, the deep underground Resolution copper project in the US and the Simandou iron ore resource in Guinea, West Africa. These projects illustrate the magnitude of our growth potential for the medium term.

Our level of success reflects efforts we have made over a number of years and is a tangible result of our commitment to exploration.

With a strong market, the outlook for our iron ore businesses remains exciting. The expansion of capacity in Western Australia at a cost of 1.3 billion dollars is the largest single project investment we have made in recent times.

The major elements of this programme are on track for completion by the end of 2005 with the result that in Western Australia Rio Tinto expects to have a managed capacity of over 170 million tonnes of iron ore per year.

The expansion is part of a major capital expenditure programme in Western Australia. It includes the 200 million dollar HIsmelt® iron making plant that is now being commissioned after more than 20 years of research and development.

The success of the Diavik diamond project in Canada, where overall performance has comfortably exceeded expectations, has prompted us to bring forward development of a second orebody. Mining will commence in early 2008. Meanwhile a study is also under way into the viability of underground mining.

At Kennecott Utah Copper in the US we will extend the life of the Bingham Canyon open pit with an additional pushback to access further ore.

Divestments

During 2004, we continued to pursue opportunities for asset disposals in a patient and disciplined manner – looking always to create additional value for you, our shareholders. While retaining our joint venture interest in production from the Grasberg mine in Indonesia, we sold our minority shareholding in Freeport-McMoRan Copper & Gold, receiving net proceeds of 882 million dollars. .

We derived further value from the sale of non-core assets in Sweden, Portugal and Brazil. Recently we announced the sale of our minority interest in the Labrador Iron Ore royalty fund in Canada for 130 million dollars; we maintain our 58.7 per cent interest in the Iron Ore Company of Canada.

Health, safety, environment & communities

First class performance in the areas of health, safety, communities and environment remains a top priority for Rio Tinto.

The Group’s social and environmental programme saw further progress on many fronts. However, at the Ranger uranium mine in Australia two environmental incidents occurred during 2004 that were unacceptable. Numerous changes to systems have been made and increased resources applied so that these shortcomings are not repeated. Three subsequent Australian Government audits were satisfactorily completed.

We continue to improve our understanding of the social and environmental implications of our activities.

To improve consistency and to share good practices, we continue to develop standards and guidance to help our businesses to work more closely with local communities.

In January, we responded to the Asian tsunami disaster by committing 400 thousand pounds to the relief effort in countries where we are active, particularly Indonesia. The funds are directed to reconstruction projects and areas that are not receiving aid from other sources. Our contribution is also biased towards the needs of children.

Summary

To sum up, Rio Tinto is benefiting from a very strong business environment as developing countries, especially China, increase demand for metals and minerals and mature economies, including the US, enjoy relatively solid economic growth.

We operate in a rapidly changing environment. I believe we are alert to the challenges and have the team capable of responding to all of them.

We have many options for investing in our future growth and as always our focus remains on maximising value for shareholders.

Our record financial performance under strong market conditions in 2004 enabled us to focus on capital management to achieve a balance between future investment and rewards for shareholders.”

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
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Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com